Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

February 12, 2016
Re:              WayBetter,Inc.
                    Offering Statement on Form 1-A
       Filed January 15, 2016
       File No. 024-10515

Dear Mr. Spirgel:

Thank you for your comments of February 8, 2016 regarding the Offering Statement of WayBetter,Inc. filed on January 15, 2016. We appreciate the opportunity to respond to your concerns and amend the Offering Statement as required to provide for full disclosure to prospective investors. Responses to your questions are identified in italicized text following the restatement of the question below.

General
1. We note that you have submitted copies of the testing the waters materials used by the Company and Seed Invest Technologies LLC. In the future please include the appropriate legend as required by Rule 255 on all materials.

The legends were included in the original testing the waters material, however, they did not appear in the screen-shots submitted on EDGAR. The appropriate legend will be included on all materials going forward.

2. Please file a copy of the non-public draft offering statement that was previously confidentially submitted pursuant to Rule 252(d) as an exhibit to your next amended filing.

The non-public draft offering statement that was previously filed confidentially is included as Exhibit 15.

Risk Factors

We have a history of accumulated deficits, page 15

3. We note your risk factor on page 15 that discusses investors losing confidence in the value of the common stock and how this could cause the stock price to decline. Please revise this risk factor to clarify that the current offering is for preferred shares and the common stock of the company is not publicly traded at this time.
The risk factor has been amended as requested.

We could be regulated out of business, page 18

4. We note your reasons for why you believe your games are not gambling. We also note the recent lawsuit filed by the NY Attorney General against operators of fantasy sports competitions and similar actions in other states. Since these gaming sites are also defending their activities based upon the premise that they involve contests of skill rather than chance, you should expand your risk factor to address these legal challenges and how they may result in legal challenges to your business.

The risk factor has been amended as requested.

Securities Being Offered, page 46

Series B Preferred Stock, page 48

5. Clarify whether dividend must be paid to Series B Preferred stockholders at a rate equal to or greater than the rate payable to the Series Seed Preferred, Series A Preferred or the Series A-1 Preferred stockholders. Also you should consider reordering this section to discuss your Series B Preferred Stock first since it is the class of securities being offering in this offering.

Dividends, to the extent they are declared, would be distributed to the Series B holders at a rate greater than any other series or class of stock.This clarification has been included, and the section has been re-ordered to discuss Series B Preferred Stock first.

Plan of Distribution and Selling Securityholders, page 50

6. Indicate where you will be offering your securities for sale.

We will be selling in all 50 states; this has been included in the Plan of Distribution.

Financial Statements

For the six months ended June 30, 2015, page F-30

7. Please include interim statements of income and cash flows for the six months ended June 30, 2014, the corresponding period of the preceding fiscal year. We refer to Form 1-A instructions, Part F/S, paragraph (c)(1) which incorporates paragraph (b). Also revise MD&A to address any material changes in results of operations with respect to the interim periods ended June 30, 2015 and 2014.

The requested changes have been made.

Thank you again for the opportunity to respond to your questions to the Offering Statement of WayBetter,Inc. filed on January 15, 2016. If you have additional questions or comments, please contact me at Huiwen.Leo@khlklaw.com.

                                 Sincerely,

                                 /s/ Huiwen Leo

                                 Huiwen Leo
                                 KHLK LLP

cc: James Rosen
Chief Executive Officer
WayBetter,Inc.
205 East 42ndStreet, 17th Floor
New York, NY 10017